U.K. FINANCIAL CONDUCT AUTHORITY, CASE # 122467

THE U.K. FINANCIAL CONDUCT AUTHORITY (THE "FCA") CONDUCTED AN INVESTIGATION INTO COMPLIANCE BY THE BANK OF NEW YORK MELLON, LONDON BRANCH AND BNY MELLON (INTERNATIONAL) LIMITED (THE "FIRMS") WITH THE FCA'S CLIENT ASSETS SOURCEBOOK ("CASS RULES"), WHICH SETS OUT THE REGIME IN THE UK FOR THE PROTECTION OF CLIENT INTERESTS. ON APRIL 15, 2015, THE FCA ANNOUNCED THAT IT HAD ENTERED INTO A SETTLEMENT AGREEMENT WITH THE FIRMS IN WHICH THE FIRMS AGREED TO PAY A FINE IN THE AMOUNT OF £126 MILLION (APPROX. $188M), AFTER REDUCTION FOR AN EARLY STAGE SETTLEMENT, AND TO THE ISSUANCE OF A FINAL NOTICE BY THE FCA FOR FAILING TO COMPLY WITH THE FCA'S CASS RULES.